

February 8, 2012

Via E-mail
Mr. Bill W. Wheat
Chief Financial Officer
D.R. Horton, Inc.
301 Commerce Street, Suite 500
Fort Worth, Texas 76102

      RE: D.R. Horton, Inc.
              Form 10-K for the Year Ended September 30, 2011
              Filed November 17, 2011
              Form 10-Q for the Period Ended December 31, 2011
              Filed January 27, 2012
              File No. 1-14122

Dear Mr. Wheat:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended September 30, 2011

Financial Statements

Statements of Operations and Comprehensive Income (Loss), page 63

1. In future filings, please revise your statements of operations to clearly present net income attributable to the parent and the noncontrolling interest. Please clearly label net income (loss) attributable to D.R. Horton common shareholders. Refer to FASB ASC 810-10-55-4J for additional guidance. Please also similarly revise your statement of cash flows all periods presented, as necessary to present net income (loss) appropriately.

Note J – Employee Benefit Plans, page 86

Performance Unit Plan, page 88

2. We note that during the fourth quarter of fiscal 2011, the Compensation Committee exercised its discretion and reduced the amount earned under the 2008 performance grant. Please tell us the amount by which the award was reduced and the resulting impact to your results of operations and address the need to disclose this information in future filings.

Note K – Commitments and Contingencies, page 89

Warranty Claims, page 89

3. You indicate that if additional homes are found to contain Chinese Drywall, you would likely be required to further increase your warranty reserves for this matter in the future. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred for this matter, in future filings, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made.

4. Please also tell us the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim, if applicable. Please also discuss any expected trends in these amounts and their reasonably likely effects on your operating results and liquidity.

5. You disclosed that you have been named a defendant in several lawsuits in Louisiana and Florida pertaining to Chinese Drywall. Please tell us when each lawsuit was filed, the nature of the damages alleged by claimants and related costs of administering and litigating these claims.

Insurance and Legal Claims, page 90

6. You disclose that you have been named as a defendant in various claims, complaints, and other legal actions including construction defects claims on closed homes and other claims and lawsuits incurred in the ordinary course of business. Your liabilities for these items were $529.6 million and $571.3 million at September 30, 2011 and 2010. Please separately disclose, quantify and discuss these contingencies by major category for each period presented. SAB Topic 5:Y states that product and environmental remediation liabilities are of such significance that detailed disclosures regarding the judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity. Please help us better understand how you determined that additional disclosures regarding these matters, including

those called for by SAB Topic 5:Y do not need to be provided. Specifically, please provide us with additional background regarding these matters and whether you believe that these matters will or will not have a material impact on your financial condition, results of operations, or cash flows.

7. You disclosed that during fiscal 2011, you recorded an out-of period adjustment which had the effect of increasing homes sales gross margin and net income by $5.3 million. You indicated that the adjustment related to an error in recording the loss reserves of your wholly-owned captive insurance subsidiary. Please tell us the facts and circumstances surrounding the error in recording the loss reserves of your captive insurance subsidiary. Please also tell us how you determined that the adjustment was not material to your prior periods as well as your current fiscal year's financial statements. Please also address the materiality of your adjustments on your prior and current fiscal quarter financial statements. Please refer to the guidance in SAB 99.

Form 10-Q for the Period Ended December 31, 2011

General

8. Please address the above comments in your future interim filings as well, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Assistant Chief Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief